AUTOTRADER GROUP, INC.

3003 Summit Boulevard

Atlanta, Georgia 30319

January 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.W.

Washington, D.C. 20549

Re:	AutoTrader Group, Inc. – Registration Statement on Form S-1, Registration No. 333-182173

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), AutoTrader Group, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-182173), together with all exhibits thereto, initially filed on June 15, 2012 as subsequently amended (collectively, the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Dallas S. Clement, Executive Vice President and Chief Financial Officer at the above-mentioned address, facsimile number (404) 568-2677, with a copy to Alexander D. Lynch, Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York, 10153, facsimile number (212) 310-8007.

If you have any questions with respect to this matter, please contact Alexander D. Lynch of Weil, Gotshal & Manges LLP at (212) 310-8971.

Sincerely, AUTOTRADER GROUP, INC.

/s/ Dallas S. Clement
Dallas S. Clement Executive Vice President and Chief Financial Officer